VBI Vaccines Appoints Dr. Francisco Diaz-Mitoma as Chief Medical Officer

CAMBRIDGE, MA (July 25, 2016) – VBI Vaccines Inc. (Nasdaq: VBIV) (TSX: VBV) (“VBI”) is pleased to announce the appointment of Dr. Francisco Diaz-Mitoma, M.D., Ph.D., as Chief Medical Officer. In his new position, Dr. Diaz-Mitoma will oversee clinical development initiatives at VBI.

Dr. Diaz-Mitoma is a renowned medical scientist and infectious disease researcher who has been involved in the clinical development of nine licensed vaccines, and has actively participated in more than 50 antiviral and vaccine clinical trials. He has also authored more than 130 scientific papers and textbook chapters.

“We’re excited to welcome Dr. Diaz-Mitoma back to VBI as a key addition to our management team,” said Jeff Baxter, VBI’s President and CEO. “Francisco brings significant immunology, vaccine development, and hepatitis B experience. His appointment, and other new recent hires, greatly increases VBI’s clinical development capability as we progress late stage clinical development plans for Sci-B-Vac, our hepatitis B vaccine, in Europe and North America, as well as other vaccine candidates in our pipeline.”

Most recently, Dr. Diaz-Mitoma served as a professor of the Northern Ontario School of Medicine (“NOSM”). While in this position, Dr. Diaz-Mitoma was Vice President of Research at Health Sciences North and founder of the Advanced Medical Research Institute of Canada (“AMRIC”) and served as its Chief Executive Officer and Chief Scientist. AMRIC is focused on translational medical and vaccine development research.

Prior to joining the faculty at the NOSM, Dr. Diaz-Mitoma was a professor of Pediatrics, Pathology, Laboratory Medicine, and Microbiology at the University of Ottawa. While in this position, he founded the Vaccine and Infectious Disease Centre at the Children’s Hospital of Eastern Ontario (“CHEO”), a pediatric health and research center.

In 2001, Dr. Diaz-Mitoma co-founded Variation Biotechnologies (now VBI) and served as its Chief Executive Officer until September 2009. He has continued to stay involved at VBI as an independent medical consultant. Dr. Diaz-Mitoma received his medical degree from the University of Guadalajara, completed fellowship training in Infectious Diseases at the University of Manitoba, and earned a Ph.D. in Virology from the University of Alberta.

About VBI Vaccines Inc.

VBI Vaccines Inc. (“VBI”) is a commercial-stage biopharmaceutical company developing a next generation of vaccines to address unmet needs in infectious disease and immuno-oncology. VBI’s first marketed product is Sci-B-Vac™, a hepatitis B (“HBV”) vaccine that mimics all three viral surface antigens of the hepatitis B virus; Sci-B-Vacis approved for use in Israel and 14 other countries. VBI’s eVLP Platform technology allows for the development of enveloped (“e”) virus-like particle (“VLP”) vaccines that closely mimic the target virus to elicit a potent immune response. VBI is advancing a pipeline of eVLP vaccines, with lead programs in cytomegalovirus (“CMV”) and glioblastoma multiforme (“GBM”). VBI is also advancing its LPV™ Thermostability Platform, a proprietary formulation and process that allows vaccines and biologics to preserve stability, potency, and safety. VBI is headquartered in Cambridge, MA with research operations in Ottawa, Canada and research and manufacturing facilities in Rehovot, Israel.

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VBI Contact

Perri Maduri, Communications Executive

Phone: (617) 830-3031 x124

Email: ir@vbivaccines.com

VBI Investor Contact

Nell Beattie

Director, Corporate Development and Investor Relations

Phone: (617) 830-3031 x128

Email: nbeattie@vbivaccines.com

VBI Vaccines Inc. | 222 Third Street, Suite 2241 | Cambridge, MA 02142 | 617-830-3031 | info@vbivaccines.com

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Cautionary Statement on Forward-looking Information

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation (collectively, “forward-looking statements”) that may not be based on historical fact, but instead relate to future events, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. All statements other than statements of historical fact included in this release are forward-looking statements, including statements regarding: Dr. Diaz-Mitoma’s ability to assist VBI with the development of Sci-B-Vac and its other products.

Such forward-looking statements are based on a number of assumptions, including assumptions regarding the successful development and/or commercialization of the company’s products, including the receipt of necessary regulatory approvals; general economic conditions; that the parties’ respective businesses are able to operate as anticipated without interruptions; competitive conditions; and changes in applicable laws, rules and regulations.

Although management believes that the assumptions made and expectations represented by such statements are reasonable, there can be no assurance that a forward-looking statement contained herein will prove to be accurate. Actual results and developments may differ materially from those expressed or implied by the forward-looking statements contained herein and even if such actual results and developments are realized or substantially realized, there can be no assurance that they will have the expected consequences or effects. Factors which could cause actual results to differ materially from current expectations include: the failure to successfully develop or commercialize the company’s products; adverse changes in general economic conditions or applicable laws, rules and regulations; and other factors detailed from time to time in the company’s reports filed with the U.S Securities and Exchange Commission and the Canadian Securities Commissions.

Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on the company’s current expectations, and the company undertakes no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

VBI Vaccines Inc. | 222 Third Street, Suite 2241 | Cambridge, MA 02142 | 617-830-3031 | info@vbivaccines.com

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